                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO.)*

                              SERVICE EXPERTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   817567 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Carl E. Edwards, Jr.
             Executive Vice President, General Counsel and Secretary
                            Lennox International Inc.
                              2140 Lake Park Blvd.
                             Richardson, Texas 75080
                                 (972) 497-5000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 2 of 13

---------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons I.R.S.
         Identification Nos. of Above Persons (entities only)

         LENNOX INTERNATIONAL INC.
         42-0991521
---------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group

         (a)     .........................................................................................  [ ]
         (b)     .........................................................................................  [X]
---------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only

---------------------------------------------------------------------------------------------------------------
(4)      Source of Funds

         WC
---------------------------------------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         DELAWARE
---------------------------------------------------------------------------------------------------------------
                              (7)    Sole Voting Power                    3,618,491 shares (1)
                              ---------------------------------------------------------------------------------
Number of Shares              (8)    Shared Voting Power                    808,551 shares (2)
Beneficially Owned by Each    ---------------------------------------------------------------------------------
Reporting Person With         (9)    Sole Dispositive Power               3,618,491 shares (1)
                              ---------------------------------------------------------------------------------
                              (10)   Shared Dispositive Power                     0 shares (2)
---------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             4,427,042 shares (1) and (2)
---------------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                            [ ]
---------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

             20.3% (3)
---------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person

         CO
---------------------------------------------------------------------------------------------------------------

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 3 of 13


(1) 3,618,491 shares of common stock, par value $0.01 per share ("SEI Common Stock"), of Service Experts, Inc., a Delaware corporation ("SEI"), covered by this Schedule 13D are purchasable by Lennox International Inc., a Delaware corporation ("Lennox"), upon exercise of an option granted to Lennox as of October 26, 1999 (the "Option"), and described in Items 3 and 4 of this Schedule 13D. Prior to the exercise of the Option, Lennox is not entitled to any rights as a shareholder of SEI as to the shares of SEI Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Lennox expressly disclaims beneficial ownership of any of the shares of SEI Common Stock that are purchasable by Lennox upon exercise of the Option until such time as Lennox purchases any such shares of SEI Common Stock upon any such exercise.

(2) 808,551 shares of SEI Common Stock covered by this Schedule 13D are subject to Shareholder Agreements (the "Shareholder Agreements") entered into by certain shareholders of SEI with Lennox pursuant to which such shareholders have agreed to vote an aggregate of 808,551 shares of SEI Common Stock beneficially owned by them in their individual capacities in favor of the proposed merger of LII Acquisition Corporation, a Delaware corporation and newly formed wholly-owned direct subsidiary of Lennox, with and into SEI (as described in Items 3 and 4 of this Schedule 13D). Lennox expressly disclaims beneficial ownership of any of the shares of SEI Common Stock covered by the Shareholder Agreements.

 (3)     After giving effect to the exercise in full of the Option.

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 4 of 13

Item 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares" or the SEI Common Stock"), of Service Experts, Inc., a Delaware corporation ("SEI"). The principal executive office of SEI is located at Six Cadillac Drive, Suite 400, Brentwood, Tennessee 37027.

Item 2.           IDENTITY AND BACKGROUND

                  (a)-(c) and (f) This Schedule 13D is filed by Lennox International Inc., a Delaware corporation ("Lennox"). The address of the principal business and principal office of Lennox is 2140 Lake Park Blvd., Richardson, Texas 75080. Lennox is a leading global provider of climate control solutions that designs, manufactures, and markets a broad range of products for the heating, ventilation, air conditioning, and refrigeration markets.

                  As a result of entering into the Shareholder Agreements described in Items 3 and 4 below, Lennox may be deemed to have formed a "group" with each of the Shareholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-5(b)(1) thereunder. Lennox expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

                  To the best of Lennox's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Lennox, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  (d)-(e) During the last five years, neither Lennox nor, to the best knowledge of Lennox, any of the directors or executive officers of Lennox, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 5 of 13

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Lennox entered into an Agreement and Plan of Merger dated as of October 26, 1999 by and among Lennox, LII Acquisition Corporation, a Delaware corporation and newly formed wholly-owned subsidiary of Lennox ("Merger Sub"), and SEI (the "Merger Agreement"), providing for the merger (the "Merger") of Merger Sub with and into SEI with SEI as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive 0.67 of a share of common stock, par value $0.01 per share ("Lennox Common Stock"), of Lennox. The Merger is subject to the approval of the Merger and the Merger Agreement by SEI's shareholders, the approval of the issuance of Lennox Common Stock in the Merger by Lennox shareholders, the expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                  As an inducement for Lennox to enter into the Merger Agreement and in consideration thereof, SEI granted to Lennox an option (the "Option") to purchase, under certain circumstances described in that certain Stock Option Agreement, dated as of October 26, 1999, by and between SEI and Lennox (the "Option Agreement"), up to 3,618,491 Shares, subject to adjustment as provided therein, at a purchase price per Share equal to $8.94, subject to adjustment as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on October 22, 1999, as represented by SEI in the Merger Agreement, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares on a fully-diluted basis after giving effect to the exercise of the Option. Lennox did not pay additional consideration to SEI in connection with SEI granting the Option.

                  None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and Lennox wishes to purchase the Shares subject thereto, Lennox anticipates that it would fund the exercise price with working capital. See also Item 4 below.

                  As a further inducement for Lennox to enter into the Merger Agreement and in consideration thereof, each of Alan R. Sielbeck, Ronald L. Smith, and Anthony M. Schofield (collectively, the "Shareholders), entered into a Shareholder Agreement with Lennox (collectively, the "Shareholder Agreements"), dated as of October 26, 1999, whereby the Shareholders agreed to vote an aggregate of 808,551 Shares in favor of approval and adoption of the Merger and Merger Agreement. Lennox did not pay additional consideration to any Shareholder in connection with the execution and delivery of the Shareholder Agreements. References to, and descriptions of, the Merger Agreement, the Option Agreement, and the Shareholder Agreements, as set

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 6 of 13

                  forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, and the Shareholder Agreements, included as Exhibits 1, 2, 3, 4, and 5, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.           PURPOSE OF THE TRANSACTION

                  (a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

                  Pursuant to the Option Agreement, SEI has granted Lennox the Option. Upon the terms and subject to the conditions set forth in the Option Agreement, Lennox may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). The Option will expire on the day that is the earlier of: (1) the effective date of the Merger or (2) the first anniversary of the date of termination of the Merger Agreement.

                  In general, a Triggering Event may be deemed to have occurred:
                  (1) if Lennox terminates the Merger Agreement on account of SEI's failure to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by it at or prior to the termination of the Merger Agreement (provided such breach has not been cured within 30 days following receipt by SEI of notice of such breach and is existing at the time of termination of the Merger Agreement) (a "Compliance Breach") and at the time of such termination an Acquisition Proposal (as defined below) is pending; (2) Lennox terminates the Merger Agreement on account of (i) the Board of Directors of SEI having withdrawn or modified, in any manner which is adverse to Lennox, its recommendation or approval of the Merger or the Merger Agreement and the transactions contemplated thereby or having resolved to do so, (ii) the Board of Directors of SEI having failed to call a meeting of SEI shareholders in accordance with the Merger Agreement,
                  (iii) the Board of Directors of SEI having failed to mail the Joint Proxy Statement (as defined in the Merger Agreement) to its shareholders within a reasonable period of time after the Joint Proxy Statement shall be available for mailing or failing to include therein such approval and recommendation (including the recommendation that the shareholders of SEI vote in favor of the Merger Agreement and the Merger), or (iv) the Board of Directors of SEI having recommended to the shareholders of SEI any Acquisition Proposal or any transaction described in the definition of Acquisition Proposal, or having resolved to do so; (3) SEI terminates the Merger Agreement (upon the satisfaction of certain conditions) on account of SEI furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 7 of 13


                  proposal in writing by such person or entity to acquire SEI; or (4) if, within six months of any termination of the Merger Agreement by Lennox on account of a Compliance Breach, SEI agrees to or consummates an Acquisition Proposal.

                  An "Acquisition Proposal" means any of the following involving SEI or any of its Significant Subsidiaries (as defined in the Merger Agreement): (i) any merger, consolidation, share exchange, business combination, or other similar transaction (other than the transactions contemplated by the Merger Agreement); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of SEI and its Subsidiaries (as defined in the Merger Agreement), taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith;
                  (iv) the acquisition by any person of "beneficial ownership" or the right to acquire beneficial ownership of, or the formation of any "group" (as such terms are defined under Section 13(d) of the Act and the rules and regulations promulgated thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of SEI; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing.

                  Upon the occurrence of a Triggering Event, SEI is required to make certain payments to Lennox upon the surrender of all or a portion of the Option to SEI. In addition, the Merger Agreement grants certain registration rights to Lennox with respect to the Shares subject to the Option.

                  The Option Agreement also provides that Lennox may not exercise the Option for a number of Shares that would, as of the date of exercise, result in a Notional Total Profit (defined below) exceeding $7.0 million. For purposes of the Stock Option Agreement, the term "Notional Total Profit" means the Total Profit (defined below) received by Lennox determined as of the date it notifies SEI of its intent to exercise the Option and assuming that the applicable Shares, together with all other Shares previously acquired upon exercise of the Option and held by Lennox or its affiliates as of such date, were sold for cash at the closing price on the New York Stock Exchange on the preceding trading day. The term "Total Profit" means the total amount, before taxes, of the following: (1)(a) the cash amount actually received by SEI in payment of the termination fee under the Merger Agreement, less (b) any repayment by Lennox of either cash or Shares previously acquired; (2) the net cash amounts or the fair market value of property received by Lennox from the sale of Shares, less the purchase price for those Shares and (3) the aggregate amount received by Lennox as a result of a surrender by Lennox of all or a portion of the Option to SEI.

                  Pursuant to the Shareholder Agreements, the Shareholders have agreed to vote an aggregate of 808,551 Shares in favor of the approval and adoption of the Merger and the Merger Agreement. The Shareholder Agreements terminate upon the earlier to occur of (1) completion of the Merger or (2) termination of the Merger Agreement. The number of outstanding shares of SEI Common Stock held by each Shareholder is set forth on Schedule A of each Shareholder Agreement, respectively, which numbers are incorporated herein by reference.

                  The purpose of the Option and the Shareholder Agreements is to facilitate consummation of the Merger.

                  Upon consummation of the Merger as contemplated by the Merger Agreement (1) Merger Sub will be merged into SEI; (2) the Board of Directors and Officers of SEI will be replaced by the Board of Directors and Officers of Merger Sub; (3) the Certificate of Incorporation and Bylaws of SEI will be replaced by the Certificate of Incorporation and Bylaws of Merger Sub; (4) the Shares will cease to be authorized for listing on the New York Stock Exchange; and (5) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 8 of 13


                  References to, and descriptions of, the Merger Agreement, the Option Agreement, and the Shareholder Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, and the Shareholder Agreements included as Exhibits 1, 2, 3, 4, and 5, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) The number of Shares owned as of the date hereof by Lennox is zero, and the number of Shares covered by the Option is 3,618,491. In the aggregate, these Shares constitute, based on the number of Shares outstanding on October 22, 1999, as represented by SEI in the Merger Agreement, (1) 19.9% of SEI Common Stock without taking into consideration the exercise of the Option or (2) approximately 16.6% of SEI Common Stock that would be outstanding after giving effect to the exercise in full of the Option.

                  Prior to the exercise of the Option, Lennox (1) is not entitled to any rights as a shareholder of SEI as to the Shares covered by the Option and (2) disclaims any beneficial ownership of the shares of SEI Common Stock that are purchasable by Lennox upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option was exercised, Lennox would have the sole right to vote and to dispose of the shares of SEI Common Stock issued as a result of such exercise, subject to the terms and conditions of the Merger Agreement. See the information in Items 3 and 4 above with respect to the Option, which information is incorporated herein by reference.

                  The number of Shares covered by the Shareholder Agreements is 808,551, which constitutes approximately 4.4% of SEI Common Stock, based on the number of Shares outstanding on October 22, 1999, as represented by SEI in the Merger Agreement. By virtue of the Shareholder Agreements, Lennox may be deemed to share with the respective Shareholders the power to vote Shares subject to the Shareholder Agreements. However, Lennox
                  (1) is not entitled to any rights as a shareholder of SEI as to the Shares covered by the Shareholder Agreements and (2) disclaims any beneficial ownership of the shares of SEI Common Stock that are covered by the Shareholder Agreements. See the information in Items 2 and 3 with respect to the Shareholders and the information in Items 3 and 4 with respect to the Shareholder Agreements, which information is incorporated herein by reference.

                  (c) Other than as set forth in this Item 5 (a)-(b), to the best of Lennox's knowledge as of the date hereof (1) neither Lennox nor any subsidiary or affiliate of Lennox nor any of Lennox's directors or executive officers, beneficially owns any shares of SEI Common Stock and (2) there have been no transactions in the shares of SEI Common

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 9 of 13


                  Stock effected during the past 60 days by Lennox, nor to the best of Lennox's knowledge, by any subsidiary or affiliate of Lennox or any of Lennox's directors or executive officers.

                  (d) No other person is known by Lennox to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, SEI Common Stock obtainable by Lennox upon exercise of the Option.

                  (e) Not applicable.

                  Reference to, and descriptions of, the Merger Agreement, the Option Agreement, and the Shareholder Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, and the Shareholder Agreements, respectively, included as Exhibits 1, 2, 3, 4, and 5, respectively, to this Schedule 13D and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Option Agreement, and the Shareholder Agreements are included as Exhibits 1, 2, 3, 4, and 5, respectively, to this Schedule 13D. To the best of Lennox's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of SEI.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 - Agreement and Plan of Merger dated as of October 26, 1999 by and among Lennox International Inc., LII Acquisition Corporation, and Service
                  Experts, Inc.

                  Exhibit 2 - Stock Option Agreement dated as of October 26, 1999 by and between Service Experts, Inc. and Lennox International Inc.

                  Exhibit 3 - Shareholder Agreement dated as of October 26, 1999 by and between Lennox International Inc. and Alan R. Sielbeck

                  Exhibit 4 - Shareholder Agreement dated as of October 26, 1999 by and between Lennox International Inc. and Ronald L. Smith

CUSIP NO. 817567 10 0                SCHEDULE 13D                  Page 10 of 13



                  Exhibit 5 - Shareholder Agreement dated as of October 26, 1999 by and between Lennox International Inc. and Anthony M. Schofield

CUSIP NO. 817567 10 0                SCHEDULE 13D                 Page 11 of 13


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 1999


                                             /s/ Carl E. Edwards, Jr.
                                             ----------------------------------
                                             Carl E. Edwards, Jr.
                                             Executive Vice President,
                                             General Counsel and Secretary

CUSIP NO. 817567 10 0                SCHEDULE 13D                 Page 12 of 13


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF LENNOX INTERNATIONAL INC.

The following table sets forth the name, business addresses, and present principal occupation or employment of each director and executive officer of Lennox International Inc. Each such person is a U.S. citizen and the business address of each such person is 2140 Lake Park Blvd., Richardson, Texas 75080.


BOARD OF DIRECTORS

Name and Title             Present Principal Occupation
--------------             ----------------------------
John W. Norris, Jr.        Chairman of the Board and Chief Executive Officer, Lennox International Inc.
Linda G. Alvarado          President of Alvarado Construction, Inc.
David H. Anderson          Co-Executive Director of the Santa Barbara Museum of Natural History
Richard W. Booth           Retired
Thomas W. Booth            Director, Business Development of Heatcraft Inc.
David V. Brown             Member of Strategic Planning Board of the Western Association of Independent Camps
James J. Byrne             Chairman and Chief Executive Officer of OpenConnect Systems Incorporated
Janet K. Cooper            Vice President and Treasurer of US West, Inc.
John E. Major              Chairman, Chief Executive Officer and President of Wireless Knowledge
Donald E. Miller           Retired
Terry D. Stinson           Chairman and Chief Executive Officer of Bell Helicopter Textron Inc.
Richard L. Thompson        Group President and member of the Executive Committee of Caterpillar Inc.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Title             Present Principal Occupation
-------------------        ----------------------------

H. E. French               President and Chief Operating Officer, Heatcraft Inc.
Robert E. Schjerven        President and Chief Operating Officer, Lennox Industries Inc.
Michael G. Schwartz        President and Chief Operating Officer, Armstrong Air Conditioning Inc.
Harry J. Ashenhurst        Executive Vice President, Human Resources, Lennox International Inc.


CUSIP NO. 817567 10 0                SCHEDULE 13D                 Page 13 of 13

Name and Title             Present Principal Occupation
-------------------        ----------------------------
Scott J. Boxer             Executive Vice President, Lennox Global Ltd. and President, European Operations,
                             Lennox International Inc.
Carl E. Edwards, Jr.       Executive Vice President, General Counsel and Secretary, Lennox International Inc.
W. Lane Pennington         Executive Vice President, Lennox Global Ltd., and President, Asia Pacific Operations,
                             Lennox International Inc.
Clyde W. Wyant             Executive Vice President, Chief Financial Officer and Treasurer, Lennox International Inc.
John J. Hubbuch            Vice President, Controller and Chief Accounting Officer, Lennox International Inc.

                               INDEX TO EXHIBITS





EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------

  1     -    Agreement and Plan of Merger dated as of October 26, 1999 by and among Lennox International
             Inc., LII Acquisition Corporation, and Service Experts, Inc.

  2     -    Stock Option Agreement dated as of October 26, 1999 by and between Service Experts, Inc. and
             Lennox International Inc.

  3     -    Shareholder Agreement dated as of October 26, 1999 by and between Lennox International Inc.
             and Alan R. Sielbeck

  4     -    Shareholder Agreement dated as of October 26, 1999 by and between Lennox International Inc.
             and Ronald L. Smith

  5     -    Shareholder Agreement dated as of October 26, 1999 by and between Lennox International Inc.
             and Anthony M. Schofield